Filed by Hillenbrand, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Milacron Holdings Corp.

Commission File No.: 001-37458

The following is a transcript of a conference call that was held with Hillenbrand, Inc., employees on July 15, 2019, relating to the announcement of the proposed acquisition of Milacron Holdings Corp. The slides made available in connection with this conference call were previously filed by Hillenbrand, Inc. under Rule 425 on July 12, 2019.

Hillenbrand to Acquire Milacron Holdings: Employee Conference Call Transcript - 7.15.19

Operator:

Good morning. My name is Lisa and I’ll be your conference operator today. At this time, I would like to welcome everyone to the Hillenbrand employee meeting. All lines have placed on mute to prevent any background noise. If you should need assistance during the call, please press star, zero on your telephone keypad and an operator will come back to assist you. Thank you.

Joe Raver, CEO, you may begin your call.

Joe A. Raver - Hillenbrand, Inc. - President, CEO & Director

Thank you very much. Hey, good morning, everyone. Thanks for joining us this morning. Before I get started with the presentation, I just want to do a couple of housekeeping items.

First, this will be 30 minutes long. It’s relatively short, so I’m going to be pretty quick. Then we have also, a number of you submitted questions and so we’ll do a little Q&A at the end, but I’ll read from the questions that were sent in over the last couple of days.

The second thing is we have the whole company here. Some of my descriptions may seem a little bit basic for perhaps, maybe some of the Coperion people who are more familiar with the industry and the business, but I just want to remind we have the entire company on the webcast.

Then finally, this is a webcast but you have the ability to move the slides yourself. I’ll tell you what slide I’m on, but we did want to make it so you can sort of flip around and look at the slides during the presentation if you’d like.

With that, let me get started. If you would turn to Slide 3, you guys have all seen this and I think this is really a big step for us in our journey to become a world-class global diversified industrial company. We’ve had a pretty good track record up to now and I think this is a great opportunity for us to leverage the Hillenbrand Operating Model to continue to grow and drive the company towards improvement. We think this acquisition will be good for our customers, our employees, our shareholders, and the communities where we operate. This is well aligned with our strategy.

On Slide 4, this is probably the key slide. Why did we do this acquisition? Again, I think this is a very big step. I equate this to the Coperion acquisition, which was really a big step for us as a company to become a diversified industrial, and so this is another really big step for us to do that.

What are we getting in this acquisition? Well, the first big bullet there is we’re getting good businesses. These are really good businesses. They’re essentially three businesses. It’s a hot runner business, an injection molding business, and the Fluids business. They’re all really good businesses. The Mold Masters brand is the hot runner business. It’s a great business, strong growth, really strong margins, and good growth prospects going forward.

The injection molding business, this is a business that they’ve had for a number of years. They’ve gone through quite a bit of restructuring, but a really strong brand and good market positions in North America and India. A good business that we think has a good runway in front of it.

Then they have a small third business which is the Fluids business. Great financial characteristics, it’s basically metalworking fluids like you would see in our plants, but a really good business with good management team.

With this acquisition, we’re getting good businesses with good growth prospects.

I think secondly, we’re getting really good complementary technologies and so the combined business will be better able to serve our customer base. I’ll show you the plastics value chain in a couple of slides, but this positions us solidly in the plastics processing part of the business. Coperion’s business is mainly in base resin production and engineering plastics or compounding; this moves us more strongly into the plastics processing part of the business or part of the value chain, which we think is really good and will enable us to be a stronger provider, technology leader across the entire value chain.

We think we’ll get some synergies and cost out. They’ve done some things that are really good; for example, they have a shared services center that we think we can take advantage of and they have a number of really good practices that they’ve implemented over the last number of years. On the flip side of that, we have the Hillenbrand Operating Model. We think we can use the Operating Model to continue to drive efficiencies in their business. So we think we have really good complementary skill sets to help each other become stronger operators.

Then finally, we have two public company infrastructures, and when we come together after close, we can consolidate that into one public company infrastructure. Think about things like: you don’t need two boards of directors, you don’t need two CEOs, you don’t need two fees to the SEC, those kinds of things. That’s where we see the efficiencies.

Then finally, we believe that this will be—particularly over the long run—we’ll generate really good financial benefits. Their injection molding business has good recurring parts revenue, so good spare parts revenue. We expect to see EPS accretion, and their margins are higher than our total company margins, so we’ll see expanded margins, and then of course we expect to see those continue to expand as we continue to make improvements across all of Hillenbrand, including Milacron.

This is kind of the big slide, which is this is the logic of why we’re doing the deal. We do believe it’s transformative and we think it will create good shareholder value.

If you turn to Slide 5, these are some details about the acquisition. I’m sure you guys can read this, but it’s about a $2 billion acquisition if you include the amount of debt that we’re taking on that they have. We’re using both cash and stock to do this acquisition, so Milacron investors get $11.80 in cash per share and then they get 0.1612 of our shares for every share that they own. At the end of the day, essentially, Hillenbrand shareholders will continue to own about 84% of the business, Milacron shareholders will own about 16% of the business.

We talked about what we expect the business to generate but, again, we expect cost synergies of $50 million and then free cash flow of $325 million by 2021. We have financing in place and so I think the key point here is we have debt-to-EBITDA guardrails. We really like our investment grade rating and want to continue to keep that. We’ll be above those guardrails right out of the gate when the transaction closes at about 3.6 times net debt-to-EBITDA, and then our job will be to generate cash and to pay that down as quickly as we can to get back in the kind of debt-to-EBITDA range that we expect, and our investors expect to maintain investment grade. Once we close, we’ll be focused on running the business, capturing the synergies, integrating the company, and paying down debt.

Then both boards unanimously approved the acquisition, and we expect this to close in the first calendar quarter of 2020. For many of you that may seem like a long time, and that’s really due to regulatory approvals that are sort of customary and need to get done. You see it’s a very typical timeframe for two public companies with the kind of characteristics that we have.

On Slide 6, you’ll see we’re pretty similarly sized businesses. Hillenbrand’s a little bit bigger but pretty similar businesses. They also are a global business. One of the nice things is that they’re just down the road from us in Cincinnati, Ohio. In fact, I got on Google Maps a couple of days ago and it’s like exactly 50 miles from the Hillenbrand headquarters in Batesville to the Milacron headquarters in Cincinnati.

On Slide 8, you all are familiar with this slide. We think it fits very nicely with our strategic focus and our M&A criteria, particularly that top left box where, really, this strengthens and builds new platforms. I think it provides, as we’ll talk about, not a huge overlap with Coperion, but some opportunities to cross-sell maybe their extrusion product line and our extrusion product line. Then they don’t really do much in the way of material handling and so there may be some opportunities for us to sell or them to sell material handling in the injection molding space and the extrusion space that they play in. So we’re excited about that.

Again, these are pretty highly technical and highly engineered businesses, so they fit pretty well with a lot of our process equipment group business in terms of value-added applications, engineering, and all these businesses have strong positions in their relative markets just like the core Hillenbrand businesses do today.

On Slide 8, I’ll probably spend a little bit more time on 8, 9, and 10, just to tell you a little bit more about this Company. If you look at the bottom of the slide, you can see about half of the business is the injection molding and extrusion business. That would really be, when you see revenue by business, that’s the equipment and systems, that’s the machines part of that business and the aftermarket. About half of their business is the injection molding and extrusion business. MDCS stands for Melt Delivery & Control Systems. There’s kind of three ways to say this segment: it’s MDCS, it’s mostly Mold Masters although there are some other brands in there, but the largest business is the business called Mold Masters; then the third way to say it is it’s mostly hot runner systems. I would encourage you to just Google hot runner systems. There’re some really nice, very short, like five-minute explanations of what a hot runner system is. Actually, the same with injection molding, it’s a pretty good—you can quickly find a short video that explains injection molding as well as hot runner systems. Then finally you see the smallest piece is Fluid Technologies and that’s the metalworking fluids business.

Because injection molding business is mostly in North America and some in India, you see Milacron has a pretty strong presence in North America and then strong in Asia, a little less so in Europe. Then you can see revenue by end market. So custom molders and mold makers, these are folks who buy both the injection molding machines but they also by the hot runner systems that go in them. Think of these customers as they’re making parts for different companies. They’re making maybe headlights for an automaker; they’re making maybe parts to a home appliance, like a washing machine, for a large appliance maker. They’ll make all different types of things and they’re really injection molding companies that are making different parts for companies. So that’s a big part of who they sell to, as well as automotive, consumer goods, electronics, construction. On the electronics side, for example, think about parts and pieces of iPhones, they make the molds or the hot runner systems for those.

Okay. Then if you turn to Slide 9, a little bit more detail. You can see that the MDCS business is about $450 million, 30% EBITDA margins, so, very profitable, strong business and has a long history of very good growth. APPT, that’s the Advance Plastics Processing Technologies. That’s injection molding largely and some extrusion. Really, this is a company that’s very strong in the U.S., particularly in automotive. Again, they sell to custom molders, right, the injection molding companies that are making the parts. Then, a pretty good presence, actually, in some niche places, like medical where they have a small machine that’s very effective. Also has a big installed base, so lots of machines out there which is really terrific. Most of our businesses today on the process equipment side have a big parts and service component, and this business, the APPT business in the middle, does as well, about 35% of their revenue, and pretty good margins at 15%.

Then you can see the Fluids business on the right, $129 million in revenue in 2018, strong EBITDA margins. Again, these are the fluids that you see in our plants where we’re doing metalworking. It’s the fluids that you’re seeing in milling machines, etc., that carry away the metal shavings, lubricate the tooling, and the metal that’s being worked on.

Those are the three businesses. We’re excited about these three businesses. Again, the MDCS business, this is the hot runners business; APPT is injection molding; and then Fluid Technologies.

If you go to Slide 10, so the plastics business, we think it continues to be an excellent market driven by some very fundamental things, like automotive light-weighting, particularly now that batteries are more important and a bigger part of the automotive industry. Light-weighting is even more important; packaging in emerging markets, preserving food freshness and extended shelf life; electronics. The Mold Masters business, the hot runner business, it’s interesting, it’s not so much a volume-based business as it is every time a product is changed, so every time there’s a new design to a cell phone, as an example, they need a new hot runner system that fits with the mold that makes that part. So, product lifecycle acceleration is important to the Mold Masters business or the hot runner business, and so it’s driven not just by overall demand increases, it’s also that business is driven by increasingly fast product lifecycles.

We talked a little bit about consumer goods earlier. These are things everywhere from appliances. I mean, think about the plastic parts on your coffee pot, furniture, all kinds of things that you see around the office and your home. All of our businesses can deal with bio-resins. We have a better presence now in recycled materials, better offering for recycling, which is great, medical products, and then, of course, construction, which is another big driver of demand for our products.

We feel really good. This is not a business that is focused on plastic bottles or plastic bags. This is more durable kind of products that Milacron is part of and so that’s good from an overall environmental standpoint and industry trend standpoint.

On Slide 11, you can see the value chain. The blue is Coperion, the red is Milacron. You see there’s some overlap in the center by the extruder where there’s two boxes around that. When you look across the value chain or parts of the value chain, we now have key technology that matters a lot to the customer, and so these are key steps in the conversion process, like the extruder, like the hot runner system, the injection molding machine. It actually transforms raw material into a product and it typically means that’s important to the customer in a place where we can create value and capture value. We’re excited about working across this value chain, not just in the short run but particularly the long run as we have a better understanding of what’s happening at the end of the value chain for the producers who are actually making the product, all the way back upstream to how the product is, the engineering plastics are used to make that product and then the base resins.

We’re excited about this over not just the short run but the very long run as well, and we think we’re better positioned to serve our customers, cross-sell products, offer more comprehensive systems, subsystems and solutions.

All right. Slide 12, you all know about the Operating Model, but we think it would help us in a few key places, particularly around working with Milacron shared services, driving procurement savings. We’re excited about that; the manufacturing footprint, there may be opportunities for the manufacturing footprint and the entire footprint, those would be a bit longer term; and then, of course, just running our businesses better.

On Slide 13 we’ve publicly committed to $50 million in cost synergies. The biggest chunk of that is reducing the public company costs and center costs, and so that will also happen sooner in terms of realizing synergies. Again, operating efficiencies, we believe that our businesses and their businesses can run better, and we can get some benefit from operating together.

Then direct and indirect spend will be important. We’ve worked really hard at the Coperion business over the last couple of years to put in a world-class procurement organization, a global procurement organization, and I think we can work together with Milacron to get real benefits from improving our cost based on direct and indirect procurement.

On the revenue side, we’re really talking about cross-selling extruder equipment. Their extruders tend to be smaller and less complicated than ours; and then, as I discussed earlier, being able to cross-sell material handling equipment.

Then we do have a great service footprint and they have machines all over the world and so there may be opportunities for us to improve both ours but especially their aftermarket parts and service by leveraging our combined footprint for aftermarket.

We look to get about half the synergies in the first 12 months. Our goals will be bigger than that, but this is what we’ve committed to publicly.

If you go to Slide 14, this is what we look like. We certainly get some scale. We become almost a $3 billion revenue company with expected EBITDA of about $500 million and over $300 million of cash flow. I think that well positions us for long-term growth and attention in the marketplace.

I won’t spend any time on Slide 15 other than to just point out that in the bottom right, we’re going to be focused on paying down debt immediately post-close.

Then the last slide I’ll cover before I address some of the Q&A is Slide 17. As I mentioned at the beginning, I think this represents a really big step in our transformation to becoming a world-class global diversified industrial. We are acquiring really good businesses and feel great about that. The cultures are pretty similar. It’s interesting, the CEO and I have gotten to know each other over the course of this process, and I think we see the world in similar ways. The management teams seem very customer focused; they have an eye towards improving operations all the time and have kind of a very straightforward culture and I think it’ll be a good fit with us and will look to bring the cultures together and take on the best attributes of both. But I think we’re starting from pretty similar places.

As I talked about, these are good businesses and are in the plastic space, inside the plastics value chain, which is a space that we know well. I think we can take advantage of that and really take advantage of some of the emerging trends in the plastics industry and be better able to serve our customers to solve their problems by understanding the entire value chain.

We will get some scale, which is really good, scale across our network, scale in procurement, those are all good things to drive efficiencies and best practices and that we think it’ll be good for our shareholders as well, as we think we will get significant financial benefits from the transaction.

OK that’s a very quick sort of logic of the acquisition and I hope you found that helpful.

I also then wanted to spend a little bit of time on a few Q&A items. I think the first thing is: So what’s next? It’s very important that we continue to run the businesses independently. We continue to stay focused on bringing in the year. The market is going to be watching us, right, so we want to make sure we don’t take our eye off the ball and that we stay focused on driving the business for the balance of the year.

Question for Hillenbrand employees: what does this mean for Hillenbrand employees? Their businesses are relatively standalone businesses and we expect to continue to operate them that way. For the vast majority of our employees, will not be much of a change at all. We’ll just have more companies in the portfolio and bigger companies. I think a couple of places where we will see some overlap, certainly there’s some overlap with Coperion. It’s relatively modest, though, right; it’s really around the extrusion and material handling businesses. We’ll be working on those. Clearly we won’t do a lot of work on that until after we close the business, and Kim Ryan is very familiar with this deal and will take the lead in terms of making sure that we’re integrating appropriately and benefiting — I shouldn’t say integrating, right, I should really say benefiting from the combination of the two companies. We don’t expect to change brand names or anything like that, but it’ll be how do we benefit from cross-selling or leveraging each other’s capabilities.

I think then for Corporate Center employees and public company kind of oriented employees there is some overlap. We have a long way to go, though, before we have the deal close. Jim Hooven will be leading integration and will begin putting the Integration Team — already have begun putting the Integration Team together, and so we’ll try to thoughtfully plan what needs to happen for us to be as effective as possible across the business and what we need in terms of running the business from a public company perspective.

Some questions about the headquarters or company name, no changes to our company name. We will be Hillenbrand. I would imagine that the Mold Masters brand, right, it’s a very strong brand, stays where it is, and all of their brands, really. The Milacron brand is also their injection molding brand and so their brands will remain. Their CIMCOOL brand, that’s the Fluids brand, so their strong good brands, we don’t expect any changes really to our brand architecture at the business unit level.

We’ll keep our headquarters in Batesville. They’ll continue or we’ll continue to have a significant presence in Cincinnati which is where their injection molding business is based. Some of their shared functions are there and so we would expect that to maintain.

Will our reporting structure change? No, especially in the short-term, right, we’ll continue to operate as separate businesses. We’ll expect to have these businesses, at least out of the gate, report directly to me. The Mold Masters business, the MDCS business is a big strong business and so that would report to me. Same with the Injection Molding business, which is a big strong business. Then the Fluids business, while it’s not a huge business, it is a different business and it’s a great business, and so out of the gate that business will also report directly to me and so you won’t feel a big change in structure or reporting, at least in the near term, and I would expect not significant over the long run as well.

We have had some of the local folks here ask if they can work out of the Milacron office in Cincinnati. We do have a number of employees here in Batesville that live in Cincinnati and drive to Batesville. The answer is no, not yet. We’re still separate companies. We still have to run as separate companies until the close.

Okay. Those were the key questions. I’m running out of time here, so I wanted to close. I just wanted to let folks know I really appreciate your commitment to the company and the hard work that everyone has put it. I know it’s been a very busy time for all the businesses. I can’t stress enough how important it is that we keep ourselves focused on running the business and bringing in the rest of the year and doing everything that we need to do to satisfy our customers and finish strong.

Questions will continue to arise. We have set up an e-mail at Milacron.Questions@Hillenbrand.com. Again, that’s Milacron.Questions@Hillenbrand.com. Please send questions that you have in. We’ll continue to keep this mailbox open and continue to address those questions, either in written form or in town hall meetings, etc. Certainly the best avenue is to go up to your Management Team; the Hillenbrand Executive Team is well prepared to answer questions. The senior leaders of the company have a packet of materials that can help answer a lot of these questions, so please feel free to ask your managers. If we don’t have an answer for you right away, it’s OK, we’ll get back to you as soon as we can.

This is an exciting time to be part of Hillenbrand. This is our next big step and we’re really excited about it. I believe strongly that as the Company grows it creates great opportunities for employees, for careers, the opportunity to do different things, the opportunity to be exposed to people who are really good at what they do and to build your skill sets. So I think this will help us be stronger, both as a company, but also provide great opportunities for our employees.

Our goal is to be a world-class global diversified industrial company. I think now we are a global diversified industrial company and the focus is let’s keep driving to become world-class and never be satisfied with where we are. Let’s be happy, but let’s not be satisfied, and continue to push forward to try to become a better and better company every day, which we’ve done.

I just want to say thanks in advance for everyone’s support in working to make this a great acquisition for us, for Milacron, for our shareholders, for our employees, and, most importantly, for our customers. Thanks everyone for your attention and have a great day.

Operator

This concludes today’s conference call. You may now disconnect.

Cautionary Statement

This communication contains statements, including statements regarding the proposed acquisition of Milacron Holdings Corp. (“Milacron”) by Hillenbrand, Inc. (“Hillenbrand”) that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, financings, share repurchases and other measures of financial performance or potential future plans or events, strategies, objectives, expectations, beliefs, prospects, assumptions, projected costs or savings or transactions of Hillenbrand, Milacron or the combined company following Hillenbrand’s proposed acquisition of Milacron (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. In some cases, forward-looking statements can be identified by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “outlook,” “guidance” and similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are not guarantees of future performance or events, and actual results or events could differ materially from those set forth in any forward-looking statement due to any number of factors. These factors include, but are not limited to: the impact of the 2017 Tax Cuts and Jobs Act, enacted by the U.S. government on December 22, 2017, on Hillenbrand’s or Milacron’s financial position, results of operations, and cash flows; the outcome of any legal proceedings that may be instituted against Hillenbrand, Milacron or any companies each may acquire; global market and economic conditions, including those related to the credit and equity markets and international trade related matters, tariffs and other trade matters; volatility of our respective investment portfolios; adverse foreign currency fluctuations; involvement in claims, lawsuits and governmental proceedings related to operations; labor disruptions; the dependence of Hillenbrand’s business units on relationships with several large providers; demand for our respective products being significantly affected by general economic conditions; increased costs or unavailability of raw materials; continued fluctuations in mortality rates and increased cremations; competition from nontraditional sources in the death care industry; any decline in the use of plastic; cyclical demand for industrial capital goods; the competitiveness of the industries in which we operate and the financial resources of our competitors; certain tax-related matters; changes to legislation, regulation, treaties or government policy, including any resulting from the current political environment; the ability of Hillenbrand and Milacron to receive the required regulatory approvals for the Proposed Transaction, or that such regulatory approvals are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the Proposed Transaction, the ability of Milacron to receive the  approval of Milacron’s stockholders and the ability of Milacron and Hillenbrand to satisfy the other conditions to the closing of the Proposed Transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Hillenbrand and Milacron to terminate the merger agreement; negative effects of the announcement or the consummation of the Proposed Transaction on the market price of Hillenbrand’s and/or Milacron’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance (including the ability of Milacron to maintain relationships with its customers, suppliers and others with whom it does business); uncertainties as to access to available financing of the Proposed Transaction (including financing for the Proposed Transaction) on a timely basis and on reasonable terms; uncertainties as to the long-term value of the common stock of Hillenbrand following the merger, including the dilution caused by Hillenbrand’s issuance of additional shares of its common stock in connection with the Proposed Transaction; the impact of the additional indebtedness Hillenbrand will incur in connection with the Proposed Transaction; risks relating to the value of the Hillenbrand shares to be issued in the Proposed Transaction; significant transaction costs and/or unknown liabilities of the Proposed Transaction; the possibility that the anticipated benefits from the Proposed Transaction cannot be realized by Hillenbrand in full or at all or may take longer to realize than expected; risks related to disruption of Milacron’s management’s attention from Milacron’s ongoing business operations due to the Proposed Transaction; risks associated with contracts containing consent and/or other provisions that may be triggered by the Proposed Transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Milacron’s operations with those of Hillenbrand will be greater than expected; the ability of Milacron and the combined company to retain and hire key personnel; the impact  of new or changes in current laws, regulatory or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond Hillenbrand’s and Milacron’s control, such as acts of terrorism. There can be no assurance that the Proposed Transaction  or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Hillenbrand’s and Milacron’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Hillenbrand and/or Milacron from time to time. The forward-looking information herein is given as of this date only, and neither Hillenbrand nor Milacron undertakes any obligation to revise or update it.

Additional Information and Where to Find It

In connection with the proposed acquisition by Hillenbrand of Milacron (the “Proposed Transaction”), Hillenbrand will file with the SEC a registration statement on Form S-4 to register the shares of Hillenbrand’s common stock to be issued in connection with the Proposed Transaction.  The registration statement will include a document that serves as a prospectus of Hillenbrand and a proxy statement of Milacron (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Milacron’s stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Hillenbrand or Milacron when it becomes available. The documents filed by Hillenbrand with the SEC may be obtained free of charge at Hillenbrand’s website at www.hillenbrand.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Hillenbrand by requesting them by mail at Hillenbrand, Inc., One Batesville Boulevard, Batesville, IN 47006, or by telephone at (812) 931 6000. The documents filed by Milacron with the SEC may be obtained free of charge at Milacron’s website at www.milacron.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Milacron by requesting them by mail at Milacron Holdings Corp., 10200 Alliance Road, Suite 200, Cincinnati, OH, 45242, or by telephone at (513) 487-5000.

Participants in the Solicitation

Hillenbrand, Milacron and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Milacron’s stockholders with respect to the Proposed Transaction.  Information about Hillenbrand’s directors and executive officers is available in Hillenbrand’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018 filed with the SEC on November 13, 2018 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on January 2, 2019.  Information concerning the ownership of Milacron’s securities by Milacron’s directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information regarding the names, affiliations and interests of such individuals is available in Milacron’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 28, 2019 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on March 15, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hillenbrand or Milacron as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to another available exemption.